Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in OneConnect Financial Technology Co., Ltd. (the “Company”), you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

(1) PROPOSED RE-ELECTION OF DIRECTORS;

(2) PROPOSED RE-APPOINTMENT OF AUDITOR;
AND

(3) NOTICE OF ANNUAL GENERAL MEETING

Unless the context otherwise requires, capitalized terms used in this cover page shall have the same meanings as those defined in the section headed “Definitions” in this circular.

A letter from the Board is set out on pages 3 to 6 of this circular. A notice convening the AGM of the Company to be held at 10 a.m. (Shenzhen time) on Thursday, May 29, 2025 at 21F, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, the PRC at which, among other things, the above proposals will be considered, is set out on pages 14 to 16 of this circular. A form of proxy for use at the AGM is also enclosed. Such form of proxy is also published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.ocft.com).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A.. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10 a.m., Hong Kong time, on Tuesday, May 27, 2025 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 9:00 a.m., New York Time, on Wednesday, May 21, 2025 to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

April 24, 2025

CONTENTS

Page

Definitions	1

Letter from the Board	3

Appendix I – Details of the Directors proposed for re-election	7

Notice of Annual General Meeting	14

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“ADS(s)”	American Depositary Shares, each representing thirty Shares

“ADS Record Date”	April 29, 2025 (New York time)

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be convened and held at 10 a.m. (Shenzhen time) on Thursday, May 29, 2025 at 21F, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, the PRC, notice of which is set out on pages 14 to 16 of this circular, and any adjournment thereof

“Articles” or “Articles of Association”	fourth amended and restated articles of association adopted by a special resolution of the shareholders of the Company on April 8, 2022 and effective on July 4, 2022

“Board”	the board of Directors

“business day”	any day (other than a Saturday, Sunday or public holiday in Hong Kong) on which banks in Hong Kong or other relevant jurisdictions are generally open for normal banking business

“China” or “PRC”	the People’s Republic of China, and for the purposes of this document only, except where the context requires otherwise, excluding Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“Company”	OneConnect Financial Technology Co., Ltd. (壹賬通金融科技有限公司), a limited liability company incorporated in the Cayman Islands and listed on the New York Stock Exchange (stock ticker: OCFT) and the Hong Kong Stock Exchange (stock code: 6638)

“Depositary”	JPMorgan Chase Bank, N.A., the depositary of our ADSs

“Director(s)”	director(s) of the Company

“Group”	the Company, its subsidiaries and other consolidated entities

DEFINITIONS

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange” or “Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Latest Practicable Date”	April 22, 2025, being the latest practicable date prior to the publication of this circular for ascertaining certain information contained herein

“Listing Date”	July 4, 2022

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Ping An”	Ping An Insurance (Group) Company of China, Ltd. (中國平安保險(集團)股份有限公司), a company established as a joint stock company under the laws of the PRC listed on the Shanghai Stock Exchange (stock code: 601318) and the Stock Exchange (stock code: 2318), and a controlling shareholder of the Company

“Ping An Group”	Ping An and its subsidiaries

“SFO”	Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share(s)”	Ordinary share(s) in the share capital of the Company with a par value of US$0.00001 each

“Share Record Date”	April 29, 2025 (Hong Kong time)

“Shareholder(s)”	holder(s) of the Shares

“U.S. dollars”, “US$” or “USD”	United States dollars, the lawful currency of the United States

“%”	per cent

LETTER FROM THE BOARD

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

Executive Director:

Mr. Chen Dangyang (Chairman and Chief Executive Officer)

Non-executive Directors:

Mr. Michael Guo

Ms. Xin Fu

Mr. Wenwei Dou

Ms. Wenjun Wang

Independent non-executive Directors:

Dr. Yaolin Zhang

Mr. Tianruo Pu

Mr. Wing Kin Anthony Chow

Mr. Koon Wing Ernest Ip

Registered office

Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman KY1-1104

Cayman Islands

Head Office in the PRC:

21/24F, Ping An Finance Center

No. 5033 Yitian Road

Futian District, Shenzhen

Guangdong, PRC

Principal place of business in Hong Kong:

Room 2701, Central Plaza

18 Harbour Road

Wanchai, Hong Kong

April 24, 2025

To the Shareholder(s)

Dear Sir or Madam,

(1) PROPOSED RE-ELECTION OF DIRECTORS;

(2) PROPOSED RE-APPOINTMENT OF AUDITOR;

AND

(3) NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information in respect of the resolutions to be proposed at the AGM to seek approval of the Shareholders in respect of, among other matters, (i) the re-election of Directors; (ii) the re-appointment of auditor; and (iii) to give you notice of the AGM at which resolutions will be proposed for the Shareholders to consider and, if thought fit, approve the aforesaid matters.

LETTER FROM THE BOARD

RE-ELECTION OF DIRECTORS

In accordance with Article 86(e) of the Articles of Association, at every annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three, then the number nearest to but not less than one-third) shall retire from office by rotation provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat. The Company at any annual general meeting at which any Directors retire may fill the vacated office by electing a like number of persons to be Directors. Accordingly, at the forthcoming annual general meeting to be held on Thursday, May 29, 2025, Ms. Xin Fu, Mr. Wenwei Dou, Dr. Yaolin Zhang and Mr. Tianruo Pu shall retire from office and have offered themselves for re-election at the AGM.

In accordance with Article 86(d) of the Articles of Association, any Director appointed by the Board to fill a casual vacancy or as an addition to the Board shall hold office only until the next following general meeting of the Company and shall then be eligible for re-election at that meeting. Accordingly, at the forthcoming annual general meeting to be held on Thursday, May 29, 2025, Mr. Chen Dangyang shall retire from office and has offered himself for re-election at the AGM.

Being the independent non-executive Directors eligible for re-election at the AGM, each of Dr. Yaolin Zhang and Mr. Tianruo Pu, has given an annual confirmation as to their independence according to the factors on independence set out in Rule 3.13 of the Listing Rules. Nothing has come to the attention of the Board which may adversely affect the independence of Dr. Yaolin Zhang and Mr. Tianruo Pu. On the above basis, the Board believes that Dr. Yaolin Zhang and Mr. Tianruo Pu shall continue to be independent of the Company in accordance with Rule 3.13 of the Listing Rules.

The Compensation and Nomination Committee has also reviewed and considered each retiring Director’s respective experience, skills and knowledge, and recommended to the Board that the re-election of all retiring Directors be proposed for Shareholders’ approval at the AGM.

Details of the above named Directors who are subject to the re-election at the AGM are set out in Appendix I to this circular in accordance with the relevant requirements of the Listing Rules. The biography of the retiring Directors set out in Appendix I to this circular indicates the perspectives, skills and experience each individual can bring to the Board and contribute to the diversity of the Board.

LETTER FROM THE BOARD

RE-APPOINTMENT OF AUDITOR

The Board proposes to re-appoint PricewaterhouseCoopers as the independent auditor of the Company for the year ending December 31, 2025 and to hold the office until the conclusion of the next annual general meeting of the Company. A resolution will also be proposed to authorize the Board to fix the auditor’s remuneration for the ensuing year. PricewaterhouseCoopers have indicated their willingness to be re-appointed as auditor of the Company for the said period.

AGM AND PROXY ARRANGEMENT

The Company proposes to convene the AGM at 10 a.m. (Shenzhen time), on Thursday, May 29, 2025 at 21F, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, the PRC.

Set out on pages 14 to 16 of this circular is a notice convening the AGM to consider and, if appropriate, to approve, among others, the ordinary resolutions relating to the proposals for the re-election of Directors and the re-appointment of auditor. The notice is also available for viewing on the Company’s website at www.ocft.com.

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10 a.m., Hong Kong time, on Tuesday, May 27, 2025 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 9:00 a.m., New York time, on Wednesday, May 21, 2025 to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

Pursuant to Rule 13.39(4) of the Listing Rules, any vote by Shareholders at a general meeting must be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted only by a show of hands. Therefore, the resolutions to be proposed at the AGM will be voted by way of poll in accordance with the requirements of the articles of association of the Company. An announcement on the poll results will be published after the AGM in the manner prescribed under Rule 13.39(5) of the Listing Rules.

LETTER FROM THE BOARD

RECOMMENDATION

The Board considers that the ordinary resolutions in relation to the re-election of Directors and the re-appointment of auditor to be proposed at the AGM are in the best interests of the Company and the Shareholders. Accordingly, the Board recommends the Shareholders to vote in favour of such resolutions at the AGM.

GENERAL

Your attention is also drawn to the appendix to this circular.

By order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chen Dangyang
Chairman of the Board and Chief Executive Officer

APPENDIX I	DETAILS OF THE DIRECTORS PROPOSED FOR RE-ELECTION

The following are the particulars of the retiring Directors (as required by the Listing Rules) proposed for re-election.

Mr. Chen Dangyang (陳當陽) (“Mr. Chen”), aged 45, joined our Group in February 2025 and is currently our chief executive officer and our executive Director. Mr. Chen is mainly responsible for our Group’s day-to-day management.

Mr. Chen served at Ping An Property & Casualty Insurance Company of China, Ltd. (“Ping An Property and Casualty Insurance”) from September 2021 to February 2025, during which he has undertaken the positions of assistant president and chief technology officer. He was responsible for promoting digital transformation, including implementing technological regulatory requirements, building scientific and technological data capabilities and managing technical teams and talent. Ping An Property & Casualty Insurance is a subsidiary of Ping An. Ping An Insurance (Group) Company of China, Ltd. (“Ping An”) is a company listed on the Hong Kong Stock Exchange (stock code: 2318 (HKD counter) and 82318 (RMB counter)) and the Shanghai Stock Exchange (stock code: 601318), and is a controlling shareholder of the Company. Prior to joining Ping An Group, Mr. Chen served as the chief technology officer of the insurance business group of Ant Group Co., Ltd. from June 2015 to September 2021. From August 2007 to June 2015, Mr. Chen held various positions at China CITIC Bank Corporation Limited (中信銀行股份有限公司), including serving as deputy director at the chief engineer’s office.

Mr. Chen received his doctorate degree in engineering and his bachelor’s degree in engineering from Beihang University (北京航空航天大學) in July 2007 and July 2002, respectively.

So far as the Directors were aware, as at the Latest Practicable Date, Mr. Chen did not have any interests in securities of the Company within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. Chen (i) has no other relationship with any Director, senior management, substantial shareholder or Controlling Shareholder of the Company; and (ii) has not held any other position with the Company or any of its subsidiaries or any directorship in other listed public companies in the last three years.

Mr. Chen has entered into a service contract with the Company under which he agreed to act as an executive Director for an initial term of three years commencing from February 5, 2025, which may be terminated by not less than three months’ notice in writing served by either him or the Company. The appointment of executive Director is subject to the provisions of retirement and rotation under the articles of association of the Company (as amended from time to time) and the Listing Rules. Mr. Chen is entitled to receive a basic salary of RMB1.6 million per annum in his capacity as the chief executive officer of the Company with performance- based bonus in cash or in equity based on Company’s annual performance, which is determined with reference to (i) the corporate goals and objectives of the Board (including the goals and objectives of the Company’s compensation plans), (ii) factors such as salaries paid by comparable companies, time commitments, responsibilities and employment conditions within the Group and (iii) the Company’s policies with respect to remuneration and compensation. Mr. Chen will not receive any additional director’s fee or remuneration in respect of the performance of his duties as an executive Director.

APPENDIX I	DETAILS OF THE DIRECTORS PROPOSED FOR RE-ELECTION

Save as disclosed above, Mr. Chen has confirmed that there is no other information which is discloseable nor has he been involved in any of the matters required to be disclosed pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and the Company is not aware of any other matters concerning Mr. Chen’s standing for re-election as Director that need to be brought to the attention of the Shareholders.

Ms. Xin Fu (付欣) (“Ms. Fu”), aged 45, joined the Group in November 2022 as a non-executive Director, and is mainly responsible for providing professional opinion and judgment to the Board. Ms. Fu is currently serving as an executive director, and the senior vice president and chief financial officer (financial director) of Ping An Group.

She joined Ping An Group in October 2017 as the general manager of its planning department, and successively served as the deputy chief financial officer, the director of the strategic development center and chief operating officer of Ping An Group. Ms. Fu has been serving as a director of Lufax Holding Ltd., a company listed on both the Hong Kong Stock Exchange (stock code: 6623) and the NYSE (stock ticker: LU) since November 2022, and as a director of Ping An Healthcare and Technology Company Limited (“Ping An Good Doctor”), a company listed on the Hong Kong Stock Exchange (stock code: 1833) since March 2023. Ms. Fu has been serving as a non-executive director of Ping An Life Insurance Company of China, Ltd. and Ping An Asset Management Co., Ltd. since September 2023 and April 2023, respectively. Ms. Fu has also been serving as a non-executive director of Ping An Bank Co., Ltd. (平安銀行股份有限公司) (“Ping An Bank”), a company listed on the Shenzhen Stock Exchange (SZSE: 000001), since March 2024, an executive director of Ping An since September 2024, a director of Peking University Medical Management Co., Ltd. since December 2024 and the chief financial officer (financial director) of Ping An since March 2025.

Prior to joining Ping An Group, Ms. Fu served as a partner of Roland Berger Management consulting in financial services practices, and as an executive director of PricewaterhouseCoopers, responsible for coordinating projects such as in finance and fintech services for over 10 years.

Ms. Fu received a master’s degree in business administration from Shanghai Jiao Tong University, PRC, in June 2012.

So far as the Directors were aware, as at the Latest Practicable Date, Ms. Fu did not have any interests in securities of the Company within the meaning of Part XV of the SFO.

APPENDIX I	DETAILS OF THE DIRECTORS PROPOSED FOR RE-ELECTION

Save as disclosed above, Ms. Fu (i) has no other relationship with any Director, senior management, substantial shareholder or Controlling Shareholder of the Company; and (ii) has not held any other position with the Company or any of its subsidiaries or any directorship in other listed public companies in the last three years.

Ms. Fu has entered into a letter of appointment with the Company under which she agreed to act as a non-executive Director for an initial term of three years commencing from November 10, 2022, which may be terminated by not less than three months’ notice in writing served by either her or the Company. The appointment of non-executive Director is subject to the provisions of retirement and rotation under the articles of association of the Company (as amended from time to time) and the Listing Rules. Pursuant to her letter of appointment, Ms. Fu will not receive any director’s fee or remuneration in respect of her performance of her duties as a non-executive Director.

Save as disclosed above, Ms. Fu has confirmed that there is no other information which is discloseable nor has he been involved in any of the matters required to be disclosed pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and the Company is not aware of any other matters concerning Ms. Fu’s standing for re-election as Director that need to be brought to the attention of the Shareholders.

Mr. Wenwei Dou (竇文偉) (“Mr. Dou”), aged 59, joined the Group in October 2017 as a non-executive Director. Mr. Dou has also served as a director of Shenzhen OneConnect Smart Technology Co., Ltd. (深圳壹賬通智能科技有限公司) (“Shenzhen OneConnect”) since December 2017. Mr. Dou is mainly responsible for providing professional opinion and judgment to the Board.

Mr. Dou also serves as a director in various entities within the Ping An HealthKonnect group and as a director or supervisor within the Lufax group. Between October 2017 and February 2020, Mr. Dou served as a non-executive director of Ping An Good Doctor. Mr. Dou joined Ping An Group in April 1997, and had served in various legal and compliance positions since then.

Mr. Dou received his bachelor’s degree and master’s degree in law from Jilin University, China in July 1989 and May 1994, respectively.

As at the Latest Practicable Date, Mr. Dou is deemed to be interested in 385,077,588 Shares through a controlled corporation (within the meaning of Part XV of the SFO), Rong Chang Limited, representing approximately 32.91% of the issued share capital of the Company.

Save as disclosed above, Mr. Dou (i) has no other relationship with any Director, senior management, substantial shareholder or Controlling Shareholder of the Company; and (ii) has not held any other position with the Company or any of its subsidiaries or any directorship in other listed public companies in the last three years.

APPENDIX I	DETAILS OF THE DIRECTORS PROPOSED FOR RE-ELECTION

Mr. Dou has entered into a letter of appointment with the Company under which he agreed to act as a non-executive Director for an initial term of three years commencing from the Listing Date, which may be terminated by not less than three months’ notice in writing served by either him or the Company. The appointment of non-executive Director is subject to the provisions of retirement and rotation under the articles of association of the Company (as amended from time to time) and the Listing Rules. Pursuant to his letter of appointment, Mr. Dou will not receive any director’s fee or remuneration in respect of his performance of his duties as a non-executive Director.

Save as disclosed above, Mr. Dou has confirmed that there is no other information which is disclosable nor has he been involved in any of the matters required to be disclosed pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and the Company is not aware of any other matters concerning Mr. Dou’s standing for re-election as Director that need to be brought to the attention of the Shareholders.

Dr. Yaolin Zhang (張耀麟) (“Dr. Zhang”), aged 67, has served as an independent non-executive Director since February 2019. Dr. Zhang is the chairperson of the Compensation and Nomination Committee of the Company. Dr. Zhang is mainly responsible for providing independent opinion and judgment to the Board.

Dr. Zhang has more than 30 years of experience in finance and banking. Dr. Zhang served as chairman of the board of directors and chief executive officer of Shenzhen Ya Zhi Mei Ju Information Technology Co., Ltd. from February 2019 to September 2023, and has been serving as an independent director of the Bank of Ningxia Co., Ltd. since December 2019 and as an independent director of Dongguan Trust Co., Ltd. since August 2019. Dr. Zhang was independent director of Bank of Luoyang Co., Ltd. between August 2017 and May 2022. Dr. Zhang was the person responsible for the establishment of the Shenzhen branch of Shanghai Pudong Development Bank (“SPD Bank”), and served as president of the branch from August 2010 to May 2015. Prior to that, Dr. Zhang served as a vice president of Ping An Bank from November 2008 to August 2010. From June 1998 to October 2008, Dr. Zhang served in various positions in SPD Bank, including as vice president and president of the Guangzhou branch and vice president of SPD Bank. From July 1987 to June 1998, Dr. Zhang served in various management positions at China Construction Bank.

Dr. Zhang received his bachelor’s degree of science in physics from Fudan University, China in October 1982, his master’s degree in economics from Wuhan University, China in August 1987, his doctorate degree in law from Wuhan University, China in June 1996, and his executive master of business administration degree from the China Europe International Business School, China in June 2007.

So far as the Directors were aware, as at the Latest Practicable Date, Dr. Zhang did not have any interests in securities of the Company within the meaning of Part XV of the SFO.

APPENDIX I	DETAILS OF THE DIRECTORS PROPOSED FOR RE-ELECTION

Save as disclosed above, Dr. Zhang (i) has no relationship with any Director, senior management, substantial shareholder or Controlling Shareholder of the Company; and (ii) has not held any other position with the Company or any of its subsidiaries or any directorship in other listed public companies in the last three years.

Dr. Zhang has entered into a letter of appointment with the Company under which he agreed to act as an independent non-executive Director for an initial term of three years commencing from the Listing Date, which may be terminated by not less than three months’ notice in writing served by either him or the Company. The appointment of independent non-executive Director is subject to the provisions of retirement and rotation under the articles of association of the Company (as amended from time to time) and the Listing Rules. Pursuant to his letter of appointment, Dr. Zhang has received RMB562,281 for the year ended December 31, 2024 in respect of his performance of his duties as a non-executive Director.

Save as disclosed above, Dr. Zhang has confirmed that there is no other information which is discloseable nor has he been involved in any of the matters required to be disclosed pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and the Company is not aware of any other matters concerning Dr. Zhang’s standing for re-election as Director that need to be brought to the attention of the Shareholders.

Mr. Tianruo Pu (濮天若) (“Mr. Pu”), aged 56, has served as an independent non-executive Director since September 2019. Mr. Pu is the chairperson of the Audit Committee of the Company. Mr. Pu is mainly responsible for providing independent opinion and judgment to the Board.

Mr. Pu currently serves as an independent director of various listed companies, including Fresh2 Group Limited (formerly known as AnPac Bio-Medical Science Co., Ltd.) (formerly NASDAQ: ANPC; now NASDAQ: FRES) since October 2022, Autohome Inc. listed on the Hong Kong Stock Exchange (stock code: 2518) and the NYSE (stock ticker: ATHM), since December 2016, and 3SBio Inc. listed on the Hong Kong Stock Exchange (stock code: 1530), since May 2015. Previously, Mr. Pu served as a director of various companies listed on the NYSE or NASDAQ, including Renren Inc. (NYSE: RENN) from December 2016 to July 2020, Kaixin Auto Holdings (NASDAQ: KXIN) from April 2019 to July 2020, Luckin Coffee Inc. (NASDAQ: LK) from March 2020 to June 2020 and JMU Limited (now known as Mercurity Fintech Holding Inc.) (formerly NASDAQ: JMU; now NASDAQ: MFH) from April 2015 to November 2019. Mr. Pu has extensive work experience in finance and accounting in both the United States and China. Mr. Pu served as the chief financial officer of various companies, including Zhaopin Ltd. (formerly NYSE: ZPIN) from 2016 to 2018, UTStarcom Holdings Corp. (NASDAQ: UTSI) from 2012 to 2014 and China Nuokang Bio-Pharmaceutical Inc. (formerly NASDAQ: NKBP) from 2008 to 2012.

APPENDIX I	DETAILS OF THE DIRECTORS PROPOSED FOR RE-ELECTION

Mr. Pu received his bachelor’s degree of arts in diplomatic English from China Foreign Affairs University, China in July 1991, his master’s degree of science in accounting from the University of Illinois, United States in May 1996 and his master’s degree in business administration from the J. L. Kellogg Graduate School of Management at Northwestern University, United States, in June 2000.

So far as the Directors were aware, as at the Latest Practicable Date, Mr. Pu did not have any interests in securities of the Company within the meaning of Part XV of the SFO.

Save as disclosed above, Mr. Pu (i) has no relationship with any Director, senior management, substantial shareholder or Controlling Shareholder of the Company; and (ii) has not held any other position with the Company or any of its subsidiaries or any directorship in other listed public companies in the last three years.

Mr. Pu has entered into a letter of appointment with the Company under which he agreed to act as an independent non-executive Director for an initial term of three years commencing from the Listing Date, which may be terminated by not less than three months’ notice in writing served by either him or the Company. The appointment of independent non-executive Director is subject to the provisions of retirement and rotation under the articles of association of the Company (as amended from time to time) and the Listing Rules. Pursuant to his letter of appointment, Mr. Pu has received RMB429,790 for the year ended December 31, 2024 in respect of his performance of his duties as a non-executive Director.

Save as disclosed above, Mr. Pu has confirmed that there is no other information which is discloseable nor has he been involved in any of the matters required to be disclosed pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and the Company is not aware of any other matters concerning Mr. Pu’s standing for re-election as Director that need to be brought to the attention of the Shareholders.

NOMINATION POLICY AND PROCESS FOR THE INDEPENDENT NON-EXECUTIVE DIRECTORS

The Board and its compensation and nomination committee have followed the nomination policy and board diversity policy for the re-appointment of Dr. Zhang and Mr. Pu as independent non-executive Directors. In reviewing the structure of the Board, the Board and its compensation and nomination committee consider Board diversity from a number of aspects, including but not limited to gender, age, cultural and educational background, professional and qualifications, skills, knowledge, length of service and industry and regional experience. All Board appointments are based on meritocracy, and candidates are considered against criteria including talents, skills and experience as may be necessary for the operation of the Board as a whole, with a view to maintaining a sound balance of the Board’s composition.

APPENDIX I	DETAILS OF THE DIRECTORS PROPOSED FOR RE-ELECTION

With reference to the past contributions made by Dr. Zhang to the Company during his tenure, his qualifications and his experience in finance and banking, the Board is of the view that Dr. Zhang can provide valuable advice and business insights to the Board and make contributions to the Board’s diversity.

With reference to the past contributions made by Mr. Pu to the Company during his tenure and his qualifications and directorship in other listed companies, the Board is of the view that Mr. Pu can bring solid financial analysis and accounting skills to the Board and contribute to the Board’s diversity.

Each of Dr. Zhang and Mr. Pu, being the independent non-executive Directors of the Company eligible for re-election at the AGM, has made an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules. After considering all the factors for assessing independence as set out in Rule 3.13 of the Listing Rules and the annual confirmation of independence of Dr. Zhang and Mr. Pu, the Company is of the view that each of Dr. Zhang and Mr. Pu meets the independence guidelines set out in Rule 3.13 of the Listing Rules and is independent in accordance with the terms of the guidelines.

NOTICE OF ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of OneConnect Financial Technology Co., Ltd. (the “Company”) will be held at 21F, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, the PRC on Thursday, May 29, 2025 at 10 a.m. (Shenzhen time) for the following purposes:

1.	To receive and adopt the audited consolidated financial statements and the reports of the directors of the Company (the “Directors”) and auditor for the year ended December 31, 2024.

2.	(i)	To re-elect Mr. Chen Dangyang as an executive Director.

(ii)	To re-elect Ms. Xin Fu as a non-executive Director.

(iii)	To re-elect Mr. Wenwei Dou as a non-executive Director.

(iv)	To re-elect Dr. Yaolin Zhang as an independent non-executive Director.

(v)	To re-elect Mr. Tianruo Pu as an independent non-executive Director.

(vi)	To authorize the board (the “Board”) of Directors to fix the remuneration of the Directors.

3.	To re-appoint PricewaterhouseCoopers as auditor and to authorize the Board to fix its remuneration.

NOTICE OF ANNUAL GENERAL MEETING

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on Tuesday, April 29, 2025, Hong Kong time, as the record date (the “Share Record Date”). Holders of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof. In order to be eligible to attend the AGM, all valid documents for the transfers of Shares accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Tuesday, April 29, 2025, Hong Kong time; and with respect to Shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of Shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar and transfer office, Maples Fund Services (Cayman) Limited, PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 6:00 p.m. on Monday, April 28, 2025, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong).

Holders of record of American depositary shares (the “ADSs”) as of the close of business on Tuesday, April 29, 2025, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the underlying Shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs (the “Depositary”). Please be aware that, because of the time difference between Hong Kong and New York, any ADS holders that cancel their ADSs in exchange for ordinary shares on Tuesday, April 29, 2025, New York time will no longer be ADS holders with respect to such canceled ADSs as of the ADS Record Date and will not be able to instruct the Depositary as to how to vote the ordinary shares represented by such canceled ADSs as described above; such ADS holders will also not be holders of the ordinary shares represented by such canceled ADSs as of the Share Record Date for the purpose of determining the eligibility to attend and vote at the AGM.

ATTENDING THE AGM

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the AGM. All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date (Hong Kong time) may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date (New York time) will need to instruct JPMorgan Chase Bank, N.A., the depositary of the ADSs, as to how to vote the Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at www.ocft.com.

NOTICE OF ANNUAL GENERAL MEETING

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10 a.m., Hong Kong time, on Tuesday, May 27, 2025 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 9:00 a.m., New York Time, on Wednesday, May 21, 2025 to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM (the “ADS Voting Instructions Deadline”).

By order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chen Dangyang
Chairman of the Board and Chief Executive Officer

Hong Kong, April 24, 2025

As at the date of this notice, the board of directors of the Company comprises Mr. Chen Dangyang as the executive director, Ms. Michael Guo, Ms. Xin Fu, Mr. Wenwei Dou and Ms. Wenjun Wang as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.